UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               SCREAMINGMEDIA INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    810883108
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                               Page 1 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------

====== =========================================================================
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Van Wagoner Capital Management, Inc. - 94-3235240
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 0
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                0
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               3,031,971 (1)
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  0
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,031,971 (1)
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                             [ ]

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0% (1)
====== =========================================================================
12     TYPE OF REPORTING PERSON*

       IA
====== =========================================================================

--------

(1) Represents 1,144,938 shares of Common Stock issuable upon conversion of Series B Preferred Stock, 317,633 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 1,569,400 shares of Common Stock (with the percent ownership calculated based upon an aggregate of 37,974,270 shares outstanding as of November 8, 2000, and assuming the conversion of the Series B and Series C Preferred Stock owned by the reporting person).



                               Page 2 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------

====== =========================================================================
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Van Wagoner Funds, Inc. - 39-1836332, 39-1836333, 39-1836331, 94-3256424,
       94-3256573, 94-3256574, 94-3286386
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 2,871,971 (1)
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                0
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               0
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  0
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,871,971 (1)
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                             [ ]

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.6% (1)
====== =========================================================================
12     TYPE OF REPORTING PERSON*

       IV
====== =========================================================================

-----------
(1) Represents 1,144,938 shares of Common Stock issuable upon conversion of Series B Preferred Stock, 317,633 shares of Common Stock issuable upon conversion of Series C Preferred Stock and 1,409,400 shares of Common Stock (with the percent ownership calculated based upon an aggregate of 37,974,270 shares outstanding as of November 8, 2000, and assuming the conversion of the Series B and Series C Preferred Stock owned by the reporting person).



                               Page 3 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------


Item 1(a).      Name of Issuer:
----------      ---------------
                ScreamingMedia Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
----------      ------------------------------------------------
                601 West 26th Street
                New York, NY  10001

Item 2(a).      Name of Person Filing:
----------      ----------------------
                The persons filing this Schedule 13G are (i) Van Wagoner
                Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and
                (ii) Van Wagoner Funds, Inc., an investment company registered under the Investment Company Act of 1940. Van Wagoner Funds,
                Inc. has seven portfolios, each with a separate I.R.S.
                identification number, Van Wagoner Emerging Growth Fund, Van
                Wagoner Micro-Cap Fund, Van Wagoner Mid-Cap Fund, Van Wagoner
                Post-Venture Fund, Van Wagoner Capital Appreciation Fund, Van
                Wagoner Growth Fund and Van Wagoner Technology Fund. Van
                Wagoner Capital Management, Inc. is the investment adviser to Van Wagoner Funds, Inc. Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Van
                Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc.
                that this Schedule 13G is filed on behalf of each of them.

Item 2(b).      Address of Principal Business Office or, if none, Residence:
----------      ------------------------------------------------------------
                345 California Street, Suite 2450
                San Francisco, CA  94104
                (for both Van Wagoner Capital Management, Inc. and Van Wagoner
                Funds, Inc.)

Item 2(c).      Citizenship:
----------      ------------
                Van Wagoner Capital Management, Inc. is a Delaware corporation.
                Van Wagoner Funds, Inc. is a Maryland corporation.

Item 2(d).      Title of Class of Securities:
----------      -----------------------------
                Common Stock



                               Page 4 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------


Item 2(e).      CUSIP Number:
----------      -------------
                810883108

Item 3.         If this statement is filed pursuant to Rules 13d-1(b), or
-------         ----------------------------------------------------------
                13d-2(b) or (c), check whether the person filing is a:
                ------------------------------------------------------
                [ ]  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).
                [ ]  Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).
                [ ]  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).
                [X]  Investment  company  registered  under section 8 of the
                      Investment  Company Act of 1940 (15 U.S.C. 80a-8).
                [X]  An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).
                [ ]  An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F). [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).
                [ ]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
                [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);
                [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership
-------         ---------

                Van Wagoner Capital Management, Inc.
                ------------------------------------

                (a)  Amount Beneficially Owned:  3,031,971*

                (b)  Percent of Class:  8.0%

                (c)  Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:       -0-

                     (ii)   shared power to vote or to direct the vote:     -0-

                     (iii)  sole power to dispose or to direct the
                            disposition of:                           3,031,971

                     (iv)   shared power to dispose or to direct the
                            disposition of:                                 -0-


--------------
* Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 2,871,971 shares.



                               Page 5 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------


                Van Wagoner Funds, Inc.
                -----------------------

                (a)  Amount Beneficially Owned:  2,871,971*

                (b)  Percent of Class:  7.6%

                (c)  Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote: 2,871,971

                     (ii)   shared power to vote or to direct the vote:     -0-

                     (iii)  sole power to dispose or to direct the
                            disposition of:                                 -0-

                     (iv)   shared power to dispose or to direct the
                            disposition of:                                 -0-

Item 5.         Ownership of Five Percent or Less of a Class.
------          --------------------------------------------
                N/A

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
------          ---------------------------------------------------------------
                N/A

Item 7.         Identification and Classification of the Subsidiary Which
------          ---------------------------------------------------------
                Acquired the Security Being Reported on By the Parent Holding
                -------------------------------------------------------------
                Company.
                -------
                N/A

Item 8.         Identification and Classification of Members of the Group.
------          ---------------------------------------------------------
                N/A

Item 9.         Notice of Dissolution of Group.
------          ------------------------------
                N/A


------------
* Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 2,871,971 shares.



                               Page 6 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------


Item 10.        Certification.
-------         -------------

                     By signing below I certify that, to the best of my
                knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                Exhibits.
                --------

                1.   Agreement to file Schedule 13G jointly.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001
Date

VAN WAGONER CAPITAL MANAGEMENT, INC.


By: /s/ Garrett R. Van Wagoner
    --------------------------------------------------
    Garrett R. Van Wagoner, President


VAN WAGONER FUNDS, INC.


By: /s/ Garrett R. Van Wagoner
    --------------------------------------------------
    Garrett R. Van Wagoner, President



                               Page 7 of 8 Pages

-------------------------------------
CUSIP No. 810883108
-------------------------------------


                                    EXHIBIT 1


     AGREEMENT, dated as of February 14, 2001, by and among Van Wagoner Capital Management, Inc., a Delaware corporation and Van Wagoner Funds, Inc., a Maryland corporation.

     WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of ScreamingMedia Inc., and hereby further agree that said Statement shall be filed on behalf of both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Cardiac Pathways Corporation.

     IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

                                        VAN WAGONER CAPITAL MANAGEMENT, INC.


                                        By: /s/ Garrett R. Van Wagoner
                                            ------------------------------------
                                             Garrett R. Van Wagoner, President


                                        VAN WAGONER FUNDS, INC.


                                        By: /s/ Garrett R. Van Wagoner
                                            ------------------------------------
                                             Garrett R. Van Wagoner, President



                               Page 8 of 8 Pages